INDEX TO FINANCIAL STATEMENTS

ROCKY MOUNTAIN POWER CO. AND CONSOLIDATED SUBSIDIARIES

FINANCIAL STATEMENTS

June 30, 1999 and 1998

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Rocky Mountain Power Co.
Englewood, CO   80112

   We have audited the accompanying consolidated balance sheets
   of Rocky Mountain Power Co. and Consolidated Subsidiaries as
   of June 30, 1999 and 1998, and the related consolidated
   statements of income, changes in stockholders' equity and
   cash flows for the years ended June 30, 1999 and June 30,
   1998. These financial statements are the responsibility
   of the Company's management. Our responsibility is to express
   an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally
   accepted auditing standards. Those standards require that
   we plan and perform the audits to obtain reasonable assurance
   about whether the financial statements are free of material
   misstatement. An audit includes examining, on a test basis,
   evidence supporting the amounts and disclosures in the financial
   statements. An audit also includes assessing the accounting
   principles used and significant estimates made by management,
   as well as evaluating the overall financial statement
   presentation. We believe that our audits provide a reasonable
   basis for our opinion.

   In our opinion, the consolidated financial statements, referred
   to above, present fairly, in all material respects, the
   financial position of Rocky Mountain Power Co. and Consolidated
   Subsidiaries as of June 30, 1999 and June 30, 1998, and the
   results of its operations, changes in stockholders' equity and
   its cash flows for the years ended June 30, 1999 and June 30,
   1998, in conformity with generally accepted accounting principles.

                                       Miller and McCollom
                                       Certified Public Accountants
                                       7400 W. 14th Avenue
                                       Lakewood, Colorado   80215
September 15, 1999

ROCKY MOUNTAIN POWER CO.
AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

<u>ASSETS</u>

	June 30, 1999	June 30, 1998
Current Assets:		
Cash	$ 445,158	$ 70,229
Certificates of purchase, real estate foreclosures (Note 3)	197,247	799,801
Mortgage notes receivable, current portion (Note 3)	111,108	301,574
Mortgage note receivable, related party (Note 3)	139,079	139,079
Deferred income taxes receivable, current (Note 5)	4,626	4,626
Sale proceeds receivable (Note 7)	246,500	-
Other	26,831	26,685
Total Current Assets	1,170,549	1,341,994
Real estate, net of accumulated depreciation of $5,500 at June 30, 1999 and $4,000 at June 30, 1998 (Note 3)	234,817	244,317
Transportation equipment, net of accumulated depreciation of $6,125 at June 30, 1999 and $3,125 at June 30, 1998	8,875	11,875
Mortgage notes receivable, net of current portion (Note 3)	795,356	814,010
Deferred income taxes receivable, of current portion (Note 5)	53,557	57,213
TOTAL ASSETS	$ 2,263,154	$ 2,469,409

LIABILITIES AND STOCKHOLDERS' EQUITY

	June 30, 1999	June 30, 1998
Current Liabilities:		
Accounts payable	$ 8,158	$ 6,931
Notes payable, current portion (Note 2)	10,005	318,519
Income taxes payable (Note 5)	41,689	39,531
Deferred taxes payable, current portion (Note 5)	2,104	1,621
Accrued expenses and other	24,598	22,243
Total Current Liabilities	86,554	388,845
Deferred taxes payable, long term (Note 5)	27,595	35,906
Notes payable, net of current portion (Note 2)	18,872	28,109
TOTAL LIABILITIES	133,021	452,860
Stockholders' Equity:		
Preferred stock, $25.00 par value, 200,000 shares authorized, none issued & outstanding	-	-
Common stock, $.05 par value, 100,000,000 shares authorized, 608,917 shares issued and outstanding at June 30, 1999 and 607,853 at June 30, 1998	30,446	30,393
Additional paid-in capital	1,614,435	1,610,988
Retained earnings	485,252	375,168
TOTAL STOCKHOLDERS' EQUITY	2,130,133	2,016,549
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,263,154	$ 2,469,409

The accompanying notes are an integral part of the financial statements

ROCKY MOUNTAIN POWER CO.
AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended June 30, 1999	Year Ended June 30, 1998
Revenue:		
Rent income	$ 7,960	$ 26,557
Interest income	150,261	157,838
Management fee income	–	38,350
Gain on the sale of real estate	43,570	97,174
Other income	7,293	–
	209,084	319,919
Expenses:		
Property management fees	660	15,591
Rent	–	28,219
Depreciation	4,500	12,250
Interest	3,163	47,401
Real estate taxes and insurance	3,677	9,079
Repairs and maintenance	229	5,101
Professional fees	28,119	21,487
Stock issued for services	3,500	12,386
Other	14,902	30,876
	58,750	182,390
Net income before provision for income taxes	150,334	137,529
Provision for income taxes (Note 5):		
Current	41,686	39,531
Deferred	(1,436)	(2,515)
	40,250	37,016
Net income	$ 110,084	$ 100,513
Per Share	$ .18	$ .14
Weighted Average Shares Outstanding	608,917	721,364

The accompanying notes are an integral part of the financial statements.

ROCKY MOUNTAIN POWER CO.
AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

From June 30, 1997 through June 30, 1999

	Common No./Shares	Stock Amount	Paid-in Capital	Retained Earnings	Total
Balance at June 30, 1997	$ 749,742	$ 37,487	$2,065,234	$ 274,655	$2,377,376
Common stock issued	3,873	194	12,192	–	12,386
Common stock cancelled	(145,762)	(7,288)	(466,438)	–	(473,726)
Net income for the year ended June 30, 1998	–	–	–	100,513	100,513
Balance at June 30, 1998	607,853	30,393	1,610,988	375,168	2,016,549
Common stock issued	1,064	53	3,447	–	3,500
Net income for the year ended June 30, 1999	–	–	–	110,084	110,084
Balance at June 30, 1999	608,917	$ 30,446	$1,614,435	$ 485,252	$2,130,133

The accompanying notes are an integral part of the financial statements.

ROCKY MOUNTAIN POWER CO.
AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended June 30, 1999	Year ended June 30, 1998
Cash Flows Operating Activities:		
Net income	$ 110,084	$ 100,513
Depreciation	4,500	12,250
Stock issued for services	3,500	–
Increase in income taxes payable	2,158	23,371
(Decrease) in deferred income taxes payable	(4,172)	(2,515)
Increase in accounts payable and accrued expenses	3,582	8,293
(Gain) on sale of assets	–	(78,947)
Net Cash Provided by Operating Activities	119,652	62,965
Cash Flows from Investing Activities:		
(Increase) in sales proceeds receivable	(246,500)	–
Collection of (Investments in) certificates of purchase	602,554	(233,224)
Collection of notes receivable	485,666	564,554
(Investment) in mortgage notes receivable	(276,546)	(255,240)
Disposition of real estate	8,000	37,877
Other	(146)	154,273
Net Cash Provided by Investing Activities	573,028	268,240
Cash Flows from Financing Activities:		
Common stock issued and additional paid-in capital	–	12,386
(Repayment) of notes payable	(7,851)	(1,282,793)
Loan from bank	2,565,004	–
(Repayment) of loan from bank	(2,774,904)	–
(Repayment) of loan from related party	(100,000)	(150,000)
Net Cash Provided by Financing Activities	(317,751)	(1,420,407)
Increase (decrease) in Cash	374,929	(1,089,202)
Cash, Beginning of Period	70,229	1,159,431
Cash, End of Period	$ 445,158	$ 70,229
Interest Paid	$ 3,163	$ 47,401
Income Taxes Paid	$ 42,846	$ 16,122

The accompanying notes are an integral part of the financial statements.

ROCKY MOUNTAIN POWER CO. AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 1999 and 1998

(1) Summary of Accounting Policies

This summary of significant accounting policies of Rocky Mountain Power Co. (RMPC)
and its wholly-owned subsidiary, Prime Rate Income & Dividend Enterprises, Inc.
(PRIDE) and Birch Branch, Inc., and GAP Enterprises, Inc., wholly-owned subsidiaries
of PRIDE is presented to assist in understanding the Company's financial statements.
The financial statements and notes are representations of the Company's management
who is responsible for their integrity and objectivity. These accounting policies
conform to generally accepted accounting principles and have been consistently
applied in the preparation of the financial statements.

(a) Organization and Principles of Consolidation

The consolidated financial statements include the accounts of the companies listed
above. The Company is principally in the real estate ownership and rental business.
The Company also invests in mortgage notes receivable and certificates of purchase
related to real estate foreclosures. All intercompany account balances have been
eliminated in the consolidation. The Company has selected June 30 as its year end.

(b) Per Share Information

Per share information is based upon the weighted average number of shares
outstanding during the period.

(c) Investment in Real Estate and Related Depreciation

The Company's investments in rental real estate are carried at cost, net of
accumulated depreciation. Depreciation on rental real estate is being computed using
the straight-line method over estimated useful lives of 40 years. Major renovations
are capitalized. Repairs and maintenance costs are expensed as incurred.

(d) Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted
accounting principles requires management to make estimates and assumptions that
affect the reported amounts of assets and liabilities and disclosure of
contingent assets and liabilities at the date of the financial statements and the
reported amounts of revenue and expenses during the reporting period. Actual results
could differ from those estimates.

(e) Geographic Area of Operations and Interest Rates

The Company owns properties principally in California, Nebraska, North Dakota,
Florida and Arkansas. The potential for severe financial impact can result from
negative effects of economic conditions within the market or geographic area. Since
the Company's business is principally in four areas, this concentration of
operations results in an associated risk and uncertainty.

(f) Provision for Deferred Income Taxes

Timing differences exist related to recognition of gains on sale of real estate for
income tax purposes and financial reporting purposes. Income tax regulations allow
the use of the installment method for reporting sales of assets. The Company has
provided a deferred income tax provision for this timing difference.

ROCKY MOUNTAIN POWER CO. AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 1999 and 1998

(2) Notes Payable

As of June 30, 1999 the Company had outstanding $28,877 on a note payable bearing
interest at 15%. Maturities of this note payable is summarized as follows:

Year ending June 30,
2000	$	10,005
2001		11,614
2002		7,258
2003		-
Thereafter		-
Total	$	28,877

This note is due in monthly installments of $1,129 through December, 2002. This note
is not collateralized by any assets of the Company. Also included in notes payable
at June 30, 1998, was $209,900 payable to a bank collateralized by certain mortgage
notes receivable and certificates of purchase. This note was paid in full during
the year ended June 30, 1999. The terms of the bank loan are more fully disclosed
in Note 6. In addition, the Company had a $100,000 note payable to a shareholder
which was uncollateralized and was paid in full during the year ended June 30, 1999.

(3) Concentration of Credit Risk

The Company's material concentration of credit risk consists principally of
investments in mortgage loans and certificates of purchase. The Company's
investments in mortgage loans are collateralized principally by first or second
deeds of trust on real estate located primarily in Colorado, Arizona and California.
At June 30, 1999, the Company had seven mortgage loans receivable from one
individual totaling approximately $87,243. The loans as a percentage of value were
approximately 90% at the time of sale. The Company also had seventeen mortgage loans
receivable from another individual totaling approximately $565,497. The second
individual's loans as a percentage of value were approximately 100% at the time of
sale but, as additional collateral for the loans receivable from this individual,
the Company has a junior lien on another property owned by this individual. The
weighted average interest rate on mortgagee notes receivable is approximately 8% per
annum with monthly repayment terms being amortized over periods up to twenty years.

The Company has one investment in a foreclosure certificate of purchase totaling
$197,247 as of June 30, 1999. This certificate of purchase entitles the Company to
receive interest at the original foreclosed mortgage loan rate over the redemption
period, which is generally 75 days, or title to the property if not redeemed within
the redemption period. The interest rate on the Company's investment in certificate
of purchase was 30%. Subsequent to June 30, 1999, the Company obtained title to the
property that was subject to the certificate of purchase.

Effective March 31, 1998, the Company sold its investment in a health
club/racquetball building to the shareholder that originally contributed the
property for stock. The gross proceeds to the Company were 145,762 shares of the
Company's common stock and a mortgage note receivable of $139,079 collateralized by
the property. This note bears interest at 8% per annum and is totally due on March
31, 2000. The Company recognized a gain on this sale of $78,947. The shares of
stock returned to the Company were recorded at net book value, cancelled and
returned to authorized but unissued stock.

ROCKY MOUNTAIN POWER CO. AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 1999 and 1998

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments. The Company places its temporary cash investments with financial institutions. As of June 30, 1999, the Company had a concentration of credit risk since it had temporary cash investments in bank accounts totaling $309,112 in excess of the FDIC insured amounts.

(4) Fair Value Financial Instruments

As of June 30, 1999, the Company had various investments in long term mortgage notes receivable and was obligated under various mortgage notes payable. Management believes that the fair value of these financial instruments does not materially differ from the carrying value of these notes based upon discounting at current market rates of interest.

(5) Income Taxes

A reconciliation between the expected income tax provision computed at a federal statutory rate of 39% and the actual income tax provision follows:

	Year Ended June 30, 1999	Year Ended June 30, 1998
Expected income tax	$ 58,630	$ 53,636
Graduated tax brackets	(16,750)	(16,750)
Benefit of utilization of net operating loss carryover	(4,626)	(4,626)
State tax net of federal benefit	4,584	4,194
Other, net	(1,588)	562
	$ 40,250	$ 37,016

The tax effects of temporary differences that give rise to the deferred tax liability at June 30, 1999 follow:

Installment sale reporting	$ 29,699
less current portion	(2,104)
	$ 27,595

The change in the deferred tax liability during the year ended June 30, 1999 was $8,311.

As of June 30, 1999 RMPC had $58,183 of deferred tax assets related to net operating loss carryovers. RMPC had useable loss carryovers of approximately $200,000 at the time of the business combination, expiring in various years through the year 2017. Due to a change in ownership of RMPC the net operating loss carryover has been reduced from approximately $540,000 to approximately $200,000, of which $24,750 has been utilized by the Company since the change of ownership.

ROCKY MOUNTAIN POWER CO. AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 1999 and 1998

(6) <u>Notes Payable, Bank</u>

As of June 30, 1999, the Company had a line of credit from a bank of $1,500,000.

The Company's President has personally guaranteed the total $1,500,000 balance of the notes payable and has assigned to the bank a life insurance policy with a $500,000 death benefit as additional collateral.

The Company has agreed to provide annual audited financial statements to the bank. The terms of the loan agreement require that the Company maintain a debt to tangible net worth ratio not to exceed one to one, a debt service coverage ratio of greater than 1.25 to one and a current ratio of greater than one to one.

The line of credit is collateralized by certain real estate mortgage notes receivable and certificates of purchase, and bears interest at .5% over prime plus has an annual fee of .5% of the total amount of the line. The line of credit is subject to annual renewal and is due in December, 1999. At June 30, 1999, the Company had no outstanding borrowing on this line of credit.

(7) <u>Sale Proceeds Receivable</u>

Effective June 30, 1999, the Company sold a real estate property resulting in a receivable of $246,500. During July, 1999 the Company received the $246,500 in cash.

(8) <u>Year 2000 Compliance</u>

The Company is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The Company has assessed these issues as they relate to the Company, and since the Company currently has no operating business and does not use any computers, and since it has no customers or supplier, it does not believe that there are any material year 2000 issues to disclose in this Report.